THE FOLLOWING PROXY CARD RELATES TO THE THIRTY SECOND ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Annual General Meeting of Shareholders

Issues presented for consideration at the Thirty Second Annual General Meeting of Shareholders on June 15, 2013

	Voting Results		
Ordinary Business 1. To receive, consider and adopt the Balance Sheet as at March 31, 2013, the statement of the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	Affirmative	Negative	Abstain
2. To declare the final Dividend for the financial year ended March 31, 2013.	Affirmative	Negative	Abstain
3. To appoint a director in place of S. D.Shibulal, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
4. To appoint a director in place of Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
5. To appoint a director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
6. To appoint a director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain

7. To appoint a director in place of R. Seshasayee, who retires by rotation and, being eligible, seeks re-appointment.	Affirmative	Negative	Abstain
8. To appoint auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM and to fix their remuneration and to pass the following resolution thereof.	Affirmative	Negative	Abstain
Special Business 9. To appoint Leo Puri as Director, liable to retire by rotation .	Affirmative	Negative	Abstain

Signature____